SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3
Overseas Regulatory Announcement: Announcement on Draft Management Measures for Performance Review of A Share Option Incentive Plan	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 21, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Draft Management Measures for Performance Review of A Share Option Incentive Plan

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Draft Management Measures for Performance Review of A Share Option Incentive Plan published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, August 17, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Sinopec Shanghai Petrochemical Company Limited

Management Measures for Performance Review of A Share Option Incentive Plan

(Draft)

August 2014

Preamble

Sinopec Shanghai Petrochemical Company Limited (“SPC” or the “Company”) intends to implement an A Share Option Incentive Plan (the “Incentive Plan”) for purposes of further improving its corporate governance structure, strengthening its incentive mechanism, motivating its senior management, key management, technical and skill personnel to work harder, ensuring the Company’s long-term development, and maximizing shareholders’ interests.

These Management Measures for Performance Review of A Share Option Incentive Plan (these “Measures”) are formulated based on the Company’s actual conditions and in accordance with the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, the Measures for Administration of Equity Incentives of Listed Companies (for Trial Implementation), the Trial Measures for Implementation of Equity Incentives by State-controlled Listed Companies (Onshore), SPC’s Articles of Association, and other applicable laws and regulations with a view to achieving a smooth implementation of the Incentive Plan, ensuring that the distribution of options to the participants in the Incentive Plan (each, a “Participant”, and collectively, the “Participants”) and the exercise of such options meet the actual needs of SPC, and assuring the fairness and effectiveness of the relevant schemes.

I.	General Provisions

1.	Principles

(1)	Performance review according to different levels and types. Performance review will be carried out according to different levels of the management and different types of the employees’ positions.

(2)	Objectivity. Performance indicators should be quantified to the extent possible, and the definition of and method used to measure such indicator should be specified; behavioral indicators that are difficult to quantify should be objectively evaluated by means of describing relevant results and recording key events.

(3)	Comprehensiveness. The performance review result should fully reflect the annual performance of a Participant, including his/her working ability, working style and accomplishment of his/her performance targets.

(4)	Combination. The result of a Participant’s annual performance review will be concluded by reference to the Company’s existing results of organizational performance review and employee performance review, and such annual performance review result will be linked to the exercise of options.

2.	Objects of Performance Review

The objects of the performance review under the Measures are the Participants specified in the Incentive Plan, including:

(1)	the leadership (including the senior management);

(2)	middle management; and

(3)	key technical and skill personnel.

II.	Duties and Authorities of the Organization Administering the Performance review

1.	The board of directors (the “Board”) authorizes its Remuneration and Performance Review Committee to review the performance of the Company’s leadership; the Company’s steering group for performance review will be responsible for organizing and reviewing the annual organizational performance review of all the units (divisions) of the Company and the annual employee performance review.

2.	The relevant functional divisions will exercise their respective authorities in accordance with the Company’s existing measures for the management of performance review: the organizational performance review will be implemented according to the Measures for Management of Corporate Performance Review promulgated by the Company; the employee performance review will be implemented according to the Measures for Management of Employee Performance Review promulgated by the Company.

3.	The Company’s Cadre Division and Human Resources Division will be respectively responsible for the management of annual performance review of the middle management, key technical and skill personnel and the application of performance review results, preparing a draft annual scheme for exercise of options, maintaining archives for performance review, communicating with and providing feedback to the Participants.

III.	Performance Review System

(I)	Performance Review Period

The period required for reviewing a Participant under these Measures shall be a complete fiscal year.

(II)	Indicators for Annual Performance Review

The Company will specify indicators for annual performance review according to the actual conditions of different positions. Performance review indicators consist of two parts:

(1)	Job Performance

The performance review of officers will mainly involve the review of the officers’ meeting of the Company’s annual profitability indicator, management indicator and binding indicator targets, and the result thereof will have a weight of 100%;

The performance review of middle management will mainly involve the performance review of the middle management’s meeting of key performance indicator targets assigned by the Company to all its units (divisions), and the result thereof will have a weight of 70%;

The performance review of key technical personnel will mainly involve the performance review of the quantity and quality of all the tasks accomplished by the key technical personnel within their scope of duties as well as their execution, and the result thereof will have a weight of 60%;

The performance review of key skill personnel will mainly involve the performance review of the quantity, quality and efficiency of all the tasks accomplished by the key skill personnel, the result thereof will have a weight of 50%.

(2)	Working Ability and Working Style

The performance review of middle management will mainly involve the performance review of the middle management’s professional technical capability, ability to organize and coordinate, proactivity at work, sense of responsibility, teamwork spirit and sense of organization and disciplines, and the result thereof will have a weight of 30%;

The performance review of key technical personnel will mainly involve the performance review of the key technical personnel’s professional technical capability, ability to plan for work, proactivity at work, sense of responsibility, teamwork spirit and sense of organization and disciplines, and the result thereof will have a weight of 40%;

The performance review of key skill personnel will mainly involve the performance review of the key skill personnel’s professional competence, improvement of skills, attitude towards work, sense of labor disciplines and teamwork spirit, the result thereof will have a weight of 50%.

(III)	Comprehensive Scoring

The final result of the annual performance review will be decided by the weighted scores of job performance, working ability and working style.

(IV)	Rating of the Performance Review Result

(1) The result of the annual individual performance review will be rated as “good”, “qualified” and “unqualified” based on the individual’s comprehensive scores:

Good (A) — Meeting the performance targets within the performance review period in a relatively satisfactory manner;

Qualified (B) — Basically meeting the performance target within the performance review period;

Unqualified (C) — Failing to meet the performance target or comply with the position requirements within the performance review period.

The number of employees whose performance review results are “Good” will be controlled to account for no more than 20% of the total number of the reviewed employees, and the number of employees whose performance review results are “Unqualified” will be controlled to account for no more than 10% of the total number of the reviewed employees.

(V)	Application of Performance Review Results

Each rating of performance review result corresponds to a coefficient of annual individual performance review, and the number of each batch of options exercisable by a Participant is equivalent to the product of the maximum number of each batch of options exercisable and the coefficient corresponding to the Participant’s annual individual performance review.

If the rating of an individual’s annual performance review is “Qualified” or above, the coefficient corresponding to the individual’s annual performance review will be 1.0; if the rating of an individual’s annual performance review is “Unqualified”, the coefficient corresponding to the individual’s annual performance review will be 0.

(VI)	Performance Review Procedures

1.	At the beginning of a year, the Company’s Board will fix the Company’s annual performance targets, and the Company’s steering group for performance review will break down the annual performance targets and identify the Company’s key annual objectives and tasks based on such break-down as well as the Company’s development strategies. The relevant performance targets will be assigned to each officer by duties.

2.	Each functional division will, under the organization of the Company’s Enterprise Management Division and based on the Company’s annual performance targets and key objectives and tasks, propose an annual performance review indicator system and target values for each unit or division of the Company; the annual performance review indicator system and target values will be issued upon approval by the Company’s steering group for performance review. The competent leader of the Company will sign a Statement of Responsibility for Annual Individual Performance with the chief of each unit or division, and the chief of each unit or division will sign a Statement of Responsibility for Annual Individual Performance with the deputy director of the unit or division.

3.	Each unit or division will propose a scheme for the implementation of performance review to be conducted in respect of the other Participants and sign a Statement of Responsibility for Annual Individual Performance with each Participant.

4.	From the end of each year to March of the next year, the Company’s Remuneration and Performance Review Committee under the Board will review the annual performance of the Company’s leadership, the Enterprise Management Division will organize all the functional divisions to conduct annual organizational performance review for each unit or division, the Company’s Cadre Division will organize individual annual performance review for each member of the middle management, and the Company’s Human Resources Division will organize the implementation of annual individual performance review for the key technical and skill personnel.

5.	The Company’s Cadre Division and Human Resources Division will respectively summarize the results of annual performance reviews conducted for the middle management and key technical and skill personnel and prepare draft annual schemes for exercise of options to be granted to the relevant Participants, and the Board Secretariat will prepare an annual scheme for exercise of options for the Company based on the foregoing draft annual schemes. The scheme for exercise of options to be granted to the Company’s officers will be determined by the Company’s officers at principal positions pursuant to the results of the performance review of the Company’s leadership and the performance review of the Company’s officers at deputy positions. The annual scheme for exercise of options will be firstly submitted to the Company’s steering group for performance review for consideration and then to the Remuneration and Performance Review Committee for review, and finally to the Company’s Board for deliberation and approval.

IV.	Supplemental Provisions

The specific indicators for performance review are subject to further refining and adjustment pursuant to the Company’s actual conditions and changes of work.

Sinopec Shanghai Petrochemical Company Limited

August, 2014